AA
3-17-2004

VK 3/18/04

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

04003000

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-48157

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM / DD / YY) AND ENDING 12/31/03 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KEVIN J. GALASSINI LIMITED PARTNERSHIP

Official Use Only

FIRM ID. NO.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

440 S. LA SALLE STREET, SUITE 950
(No. and Street)

CHICAGO (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE SLOVITT (312) 260-5840
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

WEISS & COMPANY LLP

MAR 01 2004

ONE NORTHFIELD PLAZA, SUITE 400 NORTHFIELD IL 60093
(ADDRESS) Number and Street City State Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (1-78)

AA
3.25.2004

OATH OR AFFIRMATION

I, BRUCE SLOVITT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KEVIN J. GALASSINI LTD.PTNRSHP, as of DECEMBER 31 XX 2003 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
REBECCA WAINIS
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 7/8/2006

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [x] (c) Statement of Income (loss)
- [x] (d) Statement of Changes in Financial Condition
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN J. GALASSINI LIMITED PARTNERSHIP

FINANCIAL STATEMENTS

DECEMBER 31, 2003

WEISS & COMPANY LLP
Certified Public Accountants
NORTHFIELD • ILLINOIS

KEVIN J. GALASSINI LIMITED PARTNERSHIP

FINANCIAL STATEMENTS

DECEMBER 31, 2003

TABLE OF CONTENTS

JERRY WEISS (1936-1994)
FRANKLYN E. LEE
LAWRENCE B. BERKOWITZ
DANIEL A. FORTMAN
STEVEN C. GOLDBERG
LAWRENCE J. SEXAUER
MARK M. DUBINSKI

ANNE SEEFOR

WEISS & COMPANY LLP
Certified Public Accountants & Consultants

ONE NORTHFIELD PLAZA • SUITE 400 • NORTHFIELD, ILLINOIS 60093-1266
TELEPHONE (847) 441-8800 • FAX (847) 441-6270
www.weisscpa.com

REPORT OF INDEPENDENT AUDITORS

The Partners
Kevin J. Galassini Limited Partnership

We have audited the accompanying statement of financial condition of Kevin J. Galassini Limited Partnership (an Illinois Limited Partnership) as of December 31, 2003, and the related statements of income, changes in partners' capital and cash flows, for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kevin J. Galassini Limited Partnership as of December 31, 2003, and the results of its operations, changes in partners' capital and its cash flows for year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying additional information on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5. of the Securities and Exchange Commission. Such additional information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weiss & Company LLP
WEISS & COMPANY LLP

Northfield, Illinois
February 13, 2004

KEVIN J. GALASSINI LIMITED PARTNERSHIP

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Current assets:	
Receivable from broker	$ 7,267,082
Securities owned	
Marketable, at market value	3,725,362
Total current assets	10,992,444
Other assets:	
Other assets	50,000
Total assets	$ 11,042,444

LIABILITIES AND PARTNERS' CAPITAL

Current liabilities:	
Payable to broker	$ 18,430
Accrued expenses	53,556
Securities sold but not yet purchased, at market value	2,577,440
Total current liabilities	2,649,426
Partners' capital	8,393,018
Total liabilities and partners' capital	$ 11,042,444

The accompanying notes are an integral part of these statements.

KEVIN J. GALASSINI LIMITED PARTNERSHIP

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

Revenue:	
Investment gains	$ 4,056,329
Interest and dividend income	89,973
Total revenues	4,146,302
Expenses:	
Commissions	58,509
Compensation expense	493,138
Interest expense	3,593
Exchange fees	124,223
Lease expense	111,072
Other operating expenses	297,064
Total expenses	1,087,599
Net income	$ 3,058,703

The accompanying notes are an integral part of these statements.

KEVIN J. GALASSINI LIMITED PARTNERSHIP

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2003

Balance, January 1, 2003	$ 5,214,217
Partner contributions	1,062,679
Partner distributions	(942,581)
Net income	3,058,703
Balance, December 31, 2003	$ 8,393,018

The accompanying notes are an integral part of these statements.

KEVIN J. GALASSINI LIMITED PARTNERSHIP

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2003

Cash flows from operating activities:	
Net income	$ 3,058,703
Adjustments to reconcile net income to net cash used in operating activities:	
Decrease in other receivable	3,455
Increase in receivable from broker	(1,633,885)
Increase in securities owned	(3,549,192)
Increase in other assets	(40,000)
Increase in securities sold but not yet purchased	1,968,835
Increase in accrued expenses	53,556
Increase in payable to broker	18,430
Net cash used in operating activities	(120,098)
Cash flows from financing activities:	
Partner contributions	1,062,679
Partner distributions	(942,581)
Cash flows provided by financing activities	120,098
Net changes in cash and cash balance at December 31, 2003	$ -
Supplemental disclosure of cash flow information:	
Interest paid	$ 3,593
State income taxes paid	$ 18,936

The accompanying notes are an integral part of these statements.

KEVIN J. GALASSINI LIMITED PARTNERSHIP

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003

Note 1 - Significant Accounting Policies

Kevin J. Galassini Limited Partnership (an Illinois Limited Partnership) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange. The Company trades securities for their own account.

Marketable Securities

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the general partner. The resulting difference between cost and market (or fair value) is included in income.

Income Taxes

No provision is made in the accompanying balance sheet or provided for in the income statement for income taxes, since as a Partnership its income and losses are allocated and taxed to the individual partners. The Partnership is subject to state replacement income tax.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Note 2 - Capital Requirements

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Partnership had net capital of $7,423,970 and required net capital of $100,000.

Note 3 - Securities Owned and Sold But Not Yet Purchased

Marketable securities owned and sold but not yet purchased consist of trading and investment securities at quoted market values, as illustrated below:

	Owned	Sold But Not Yet Purchased
Corporate stocks	$ 2,269,314	$ -
Options	1,456,048	2,577,440
	$ 3,725,362	$ 2,577,440

Note 4 - Other Assets

The Company has a Joint Back Office (JBO) Clearing Agreement with Pax Clearing Corporation. The Agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T.

Note 5 - Related Parties

The general partner is entitled to receive a distribution of .4% of the Partnership capital as of the first day of each month.

Note 6 - Commitments

The Company leases trading seats on a month to month basis. Lease expense was $111,072 for the year 2003.

Note 7 – Subsequent Event

On January 2, 2004 the Partnership transferred its positions and account balances to a new entity with similar ownership. This transfer of the partnerships positions has been approved by the Department of Financial and Sales Practice Compliance of the Chicago Board Options Exchange. Effective January 2, 2004 the partnership has effectively ceased operations. The remaining cash balance in the partnership will also be transferred to the new entity.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Kevin Gallasini LP as of: December 31, 2003

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 8,393,018	3480
2. Deduct ownership equity not allowable for net capital			0	3490
3. Total ownership equity qualified for Net capital			8,393,018	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation in net capital			0	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			8,393,018	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition [Notes B and C]	$ 50,000	3540		
B. Secured demand note deficiency	0	3590		
C. Commodity futures contracts and spot commodities proprietary capital charges	0	3600		
D. Other deductions and/or charges	0	3610	(50,000)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net Capital before haircuts on securities positions			8,343,018	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments	$ 0	3660		
B. Subordinated securities borrowings	0	3670		
C. Trading and investment securities:				
1. Exempted securities	0	3735		
2. Debt securities	0	3733		
3. Options	919,048	3730		
4. Other securities	0	3734		
D. Undue concentration	0	3650		
E. Other (list)	0	3736	(919,048)	3740
10. Net Capital			$ 7,423,970	3750

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.

KEVIN J. GALASSINI LIMITED PARTNERSHIP

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
for the year ended December 31, 2003

The Company did not handle any customer cash or securities during the year ended December 31, 2003 and does not have any customer accounts.

KEVIN J. GALASSINI LIMITED PARTNERSHIP

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
for the year ended December 31, 2003

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2003 and does not have any PAIB accounts.

KEVIN J. GALASSINI LIMITED PARTNERSHIP

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDR RULE 15c3-3
for the year ended December 31, 2003

The Company did not handle any customer cash or securities during the year ended December 31, 2003 and does not have any customer accounts

JERRY WEISS (1936-1994)

FRANKLYN E. LEE
LAWRENCE B. BERKOWITZ
DANIEL A. FORTMAN
STEVEN C. GOLDBERG
LAWRENCE J. SEXAUER
MARK M. DUBINSKI

ANNE SEEFOR

WEISS & COMPANY LLP
Certified Public Accountants & Consultants

ONE NORTHFIELD PLAZA • SUITE 400 • NORTHFIELD, ILLINOIS 60093-1266
TELEPHONE (847) 441-8800 • FAX (847) 441-6270
www.weisscpa.com

Independent Auditors' Supplementary Report on Internal Control

The Partners
Kevin J. Galassini Limited Partnership

In planning and performing our audit of the financial statements and supplemental schedule of Kevin J. Galassini Limited Partnership (the Partnership), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weiss & Company LLP
WEISS & COMPANY LLP

Northfield, Illinois
February 13, 2004